7/24

06018637

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ~~Century Energy Ltd.~~

*CURRENT ADDRESS 3400, 150 - 6th Ave. S.W.
Calgary Alberta
T2P 3Y7

**FORMER NAME Topper Resources Inc

**NEW ADDRESS

PROCESSED
NOV 24 2006
THOMSON FINANCIAL

FILE NO. 82- 34757 FISCAL YEAR 8/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 11/21/06

0 82-34757

RECEIVED

ANNUAL REPORT

BC FORM 51-901F
SCHEDULE A

AMS 8-31-04

ISSUER DETAILS

NAME OF ISSUER	FOR YEAR ENDED	*DATE OF REPORT* YY/MM/DD
Topper Resources Inc.	August 31, 2004	04/12/21

ISSUER ADDRESS

CITY	STATE	ZIP CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Houston	Texas.	77027	(713) 722-7158	(713) 658-0161

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Jimmy McCarroll	President	(713) 658-0161 or toll free (877) 243-4153 (US Only)

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
jmccarroll@jhyi.com	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jimmy M. McCarroll"	Jimmy M. McCarroll	05/01/11

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Key Collie"	Key Colley	05/01/11

TOPPER RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Topper Resources Inc.

We have audited the consolidated balance sheets of Topper Resources Inc. as at August 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

December 21, 2004

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

TOPPER RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AS AT AUGUST 31

	2004	2003
ASSETS		
Current		
Cash	$ 282,668	$ 33,507
Receivables	9,684	1,224
Prepaids	187,456	-
	479,808	34,731
Oil and gas properties (Note 3)	284,637	-
	$ 764,445	$ 34,731
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	$ 165,845	$ 62,566
Due to related parties (Note 4)	63,278	58,228
	229,123	120,794
Shareholders' equity (deficiency)		
Share capital (Note 5)	5,240,678	4,990,678
Share subscriptions received in advance (Note 12)	521,655	-
Contributed surplus (Note 5)	75,595	75,595
Deficit	(5,302,606)	(5,152,336)
	535,322	(86,063)
	$ 764,445	$ 34,731

Nature and continuance of operations (Note 1)
Subsequent events (Note 12)

On behalf of the Board:

"Jimmy M. McCarroll" Director "Key Collie" Director

The accompanying notes are an integral part of these consolidated financial statements.

TOPPER RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED AUGUST 31

	2004	2003
REVENUE		
Oil and gas revenue	$ 36,261	$ -
DIRECT COSTS		
Depletion	7,691	-
Production costs	31,175	-
	38,866	-
	(2,605)	-
EXPENSES		
Consulting fees	-	3,630
Foreign exchange (gain) loss	(4,514)	15,383
Management fees	30,000	42,500
Office and miscellaneous	7,920	7,207
Professional fees	38,360	35,565
Project investigation	650	15,112
Regulatory and transfer agent fees	15,823	13,279
Rent	10,853	14,100
Salaries and benefits	32,000	26,568
Shareholder information and investor relations	3,668	20,044
Stock-based compensation	-	38,317
Telephone	3,065	6,296
Travel and promotion	20,368	26,761
	158,193	264,762
Loss before other items	(160,798)	(264,762)
OTHER ITEMS		
Interest income	578	1,200
Gain on settlement of debt (Note 8)	9,950	-
Write-off of equipment	-	(1,477)
Write-off of oil and gas property	-	(313,639)
	10,528	(313,916)
Loss for the year	(150,270)	(578,678)
Deficit, beginning of year	(5,152,336)	(4,573,658)
Deficit, end of year	$ (5,302,606)	$ (5,152,336)
Basic and diluted loss per common share	$ (0.02)	$ (0.12)
Weighted average number of common shares outstanding	6,694,236	4,707,197

The accompanying notes are an integral part of these consolidated financial statements.

TOPPER RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED AUGUST 31

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (150,270)	$ (578,678)
Items not involving cash:		
Depletion	7,691	-
Gain on settlement of debt	(9,950)	-
Write-off of equipment	-	1,477
Write-off of oil and gas property	-	313,639
Stock-based compensation	-	38,317
Changes in non-cash working capital items:		
Decrease (increase) in receivable	(8,460)	1,230
Increase in prepaids	(187,456)	-
Increase in accounts payable and accrued liabilities	103,279	47,226
Net cash used in operating activities	(245,166)	(176,789)
CASH FLOWS FROM INVESTING ACTIVITIES		
Oil and gas properties	(292,328)	(229,936)
Net cash used in investing activities	(292,328)	(229,936)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of capital stock	250,000	157,295
Share subscriptions received in advance	521,655	-
Due to related parties	15,000	43,375
Net cash provided by financing activities	786,655	200,670
Change in cash during the year	249,161	(206,055)
Cash, beginning of year	33,507	239,562
Cash, end of year	$ 282,668	$ 33,507

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring and developing its oil and gas properties and has begun producing crude oil and natural gas in Texas. The recoverability of the amounts shown for oil and gas properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	2004	2003
Deficit	$ (5,302,606)	$ (5,152,336)
Working capital (deficiency)	250,685	(86,063)

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Topper Resources, USA, Inc. Significant inter-company transactions have been eliminated upon consolidation.

Oil and gas properties

The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

Costs relating to properties which management considers to be unproved are initially held outside the cost centers. Costs held outside cost centers are evaluated periodically for impairment. When a decision to develop these properties has been taken, or there is evidence of impairment, the related costs are transferred to the relevant cost centre.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Oil and gas properties (cont'd...)

For each cost centre, the Company calculates a "cost ceiling" which limits the net book value of capitalized costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Values

The amounts shown for oil and gas properties represent costs incurred to date and are not intended to reflect present or future values.

Revenue recognition

Oil and natural gas sales are recognized when the commodities are delivered to purchasers and collection is reasonably assured.

Foreign currency translation

Foreign operations

Financial statements of the Company's foreign subsidiary are translated using the temporal method whereby all monetary assets and liabilities are translated into Canadian dollar equivalents at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates which approximate those in effect on transactions dates. Gains and losses arising from translation are included in earnings.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock-based compensation

The Company grants options in accordance with the Company's Stock Option Plan. The Plan is similar to the policies of the TSX-V. Effective September 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends a fair value-based methodology for measuring compensation costs. The Company has adopted the use of the fair value-based method and therefore all awards to employees and non-employees will be recorded at fair value on the date of the grant.

Future income taxes

The Company follows the asset/liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

3. OIL AND GAS PROPERTIES

	2004			2003	
	Double Diamond, Texas	Hull Dome, Texas	Total	Hillister, Texas	Total
Acquisition costs:					
Balance, beginning of year	$ -	$ -	$ -	$ 83,703	$ 83,703
Acquisition costs	73,329	79,000	152,329	-	-
Accumulated depletion	-	(7,691)	(7,691)	-	-
Write-off	-	-	-	(83,703)	(83,703)
Balance, end of year	73,329	71,309	144,638	-	-
Exploration costs:					
Balance, beginning of year	-	-	-	-	-
Drilling	139,999	-	139,999	214,885	214,885
Seismic	-	-	-	2,413	2,413
Technical analysis	-	-	-	12,638	12,638
Write-off	-	-	-	(229,936)	(229,936)
Balance, end of year	139,999	-	139,999	-	-
Total	$ 213,328	$ 71,309	$ 284,637	$ -	$ -

3. OIL AND GAS PROPERTIES (cont'd…)

Hillister Prospect, Tyler County, Texas USA

In June 2002, the Company acquired a 25% working interest in certain oil and gas leases in the State of Texas for $83,703 (USD $54,000). The Company was required by the terms of a letter agreement signed with Pringle Resources Inc. in June 2002 to participate in the cost of drilling and subsequently spent $229,936 on drilling and seismic work. However, in the spring of 2003, after technical review of the new seismic results, it was concluded that the Hillister Prospect did not warrant further drilling and all related costs were written-off at August 31, 2003.

Hull Dome Property, Liberty County, Texas USA

In December, 2003, the Company purchased a 40% interest in an oil producing property for $79,000 (US$60,000). The property is located on the northwest flank of Hull Dome. It is currently producing oil.

Double Diamond Property, Gaines County, Texas USA

In June 2004, the Company and its partners leased 2450 acres from Exxon Mobile, Jones Ranch Estate and British Petroleum for $73,329 (US$53,958). The property is located in Gaines County, Texas. The term of the lease ranges from one year to three years at US$125 to US$200 per acre. The Company will pay a 25% royalty on its revenue to the lessor.

Included in prepaids is $185,860 for drilling work to be incurred on the property.

4. DUE TO RELATED PARTIES

Amounts due to related parties at August 31, 2004 are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable as they have no fixed repayment terms.

5. SHARE CAPITAL AND CONTRIBUTED SURPLUS

a) Authorized capital stock: 100,000,000 common shares without par value

b) Common shares issued and outstanding:

	Number of Shares		Share Capital		Contributed Surplus
Balance, August 31, 2002	3,943,290	$	4,781,633	$	37,278
Settlement of debt	191,667		51,750		-
Private placement	827,868		157,295		-
Escrow shares cancelled	(35,744)		-		-
Stock-based compensation	-		-		38,317
Balance, August 31, 2003	4,927,081		4,990,678		75,595
Private placement	2,500,000		250,000		-
Balance, August 31, 2004	7,427,081	$	5,240,678	$	75,595

5. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont'd...)

c) On January 22, 2004, the Company issued 2,500,000 units at $0.10 per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant. The warrants are exercisable at a price of $0.20 per share to January 22, 2005 and at a price of $0.30 per share to January 22, 2006.

6. STOCK OPTIONS AND WARRANTS

a) Stock options

The Company has a stock option plan under which it is authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price, minimum price, or a discounted price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

As at August 31, 2004, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
120,000	$ 0.17	January 30, 2007
496,000	0.10	June 3, 2008

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price	Expiry Date
Balance, August 31, 2002	275,000	$0.17	January 30, 2007
Cancelled	(155,000)	$0.17	January 30, 2007
Granted	496,000	$0.10	June 3, 2008
Balance, August 31, 2004 and 2003	616,000		
Options currently exercisable	616,000		

At August 31, 2004, the weighted average remaining contractual life of the stock options is 3.4 years and the weighted average exercise price is $0.11.

The weighted average fair value of the options granted during the year was $Nil (2003 - $0.07).

6. STOCK OPTIONS AND WARRANTS (cont'd...)

b) Stock-based compensation

The Company has elected to measure compensation costs using the fair value-based method for employee and non-employee stock options. Compensation costs have been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model. Compensation expense of $38,317 was recorded in the statement of operations in the year ended August 31, 2003.

The following assumptions were used for the Black-Scholes valuation of stock options granted:

	2004	2003
Risk-free interest rate	-	2.50%
Expected life of options	-	5 years
Annualized volatility	-	104%
Dividend rate	-	0.00%

c) Warrants

Number Outstanding		Exercise Price	Expiry Date
2,500,000		$0.20	January 22, 2005
	if not exercised, then at	0.30	January 22, 2006

7. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2004	2003
Cash paid during the year for income taxes	$ -	$ -
Cash paid during the year for interest	$ -	$ -

The significant non-cash transaction for the year ended August 31, 2004 was the settlement of $24,950 of debt for $15,000, thereby recognizing a gain of $9,950.

The significant non-cash transaction for the year ended August 31, 2003 was the Company issuing 191,667 shares at an agreed value of $51,750 for settlement of debt.

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $30,000 (2003 - $42,500) to a director.

b) Paid or accrued rent of $7,844 (2003 - $12,600) to a company controlled by a director.

c) Paid $15,000 to a company controlled by a former director for the settlement of management fees payable. As the result of the settlement, the Company recorded a gain on settlement of debt of $9,950 for the year ended August 31, 2004.

d) Paid or accrued legal fees of $24,248 (2003 - $25,982) to a law firm in which a director is an employee of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

10. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2004	2003
Loss before income taxes	$ (150,270)	$ (578,678)
Expected income tax recovery	$ 53,496	$ 217,699
Non-deductible expenses	(6,280)	-
Write-off of oil and gas property	-	(117,991)
Write-off of equipment	-	(555)
Unrecognized benefits of non-capital losses	(47,216)	(99,153)
Total income tax recovery	$ -	$ -

10. INCOME TAXES (cont'd...)

Details of future income taxes assets are as follows:

		2004		2003
Resource deductions	$	562,878	$	508,044
Equipment		-		1,223
Non-capital losses available for future periods		391,573		992,596
		954,451		1,501,863
Valuation allowance		(954,451)		(1,501,863)
Net future income tax assets	$	-	$	-

The Company has incurred operating losses for Canadian income tax purpose of approximately $1,099,000 which can be carried forward to reduce taxable income in future years. Unless utilized, these losses will expire through 2014. In addition, the Company has resource deductions of approximately $1,581,000 available to reduce taxable income of future years. Future tax benefits, which may arise as a result of these losses and resource expenditures, have not been recognized in these financial statements and have been offset by a valuation allowance.

11. SEGMENTED INFORMATION

The Company operates in the oil and gas industry, primarily in the United States.

12. SUBSEQUENT EVENTS

The following events occurred subsequent to August 31, 2004:

a) On September 1, 2004, the TSX Venture Exchange approved a private placement for 5,520,000 units at $0.10 per unit. Each unit consists of one common share and one non-transferable common share purchase warrant. The warrants are exercisable for two years at a price of $0.20 per share. At August 31, 2004, the Company received $521,655 in advance subscriptions.

b) The Company paid $84,650 as drilling costs on the Double Diamond Property and drilling commenced in early September.